FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of August 2005
Commission File Number 001-31880

Yamana Gold Inc.

(Translation of registrant's name into English)

150 York Street
Suite 1902
Toronto, Ontario M5H 3S5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ....[ ].....   Form 40-F   ....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ....[ ]....   No   ....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: Aygust 02, 2005

/s/ Charles Main

Name: Charles Main
Title: CFO

YAMANA GOLD SECOND QUARTER FINANCIAL RESULTS RELEASE NOTIFICATION AND CONFERENCE CALL

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announces that the March 2005 financial results will be released after market closes on August 8, 2005. A conference call and audio webcast has been scheduled for August 9, 2005 at 11:00 a.m. E.S.T. to discuss the results.

Conference Call Information:

Local and Toll Free (North America):	800-257-7063
International:	+1 303-305-0033
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Replay Call:	416-640-1917 Passcode 21132753#
Replay Toll Free Call:	877-289-8525 Passcode 21132753#

The conference call replay will be available from 1:00 p.m. E.S.T. on August 9, 2005 until 11:59 p.m. E.S.T. on August 16, 2005.

For further information on the Conference Call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone
President & Chief Executive Officer
(416) 815-0220
E-mail: investor@yamana.com

Charles Main
Chief Financial Officer
(416) 945-7354
E-mail: investor@yamana.com